Confidential Draft No. 2 Submitted on June 17, 2015

As filed with the Securities and Exchange Commission on                     , 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADESTO TECHNOLOGIES CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3674	16-1755067
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

1250 Borregas Avenue

Sunnyvale, CA 94089

(408) 400-0578

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Narbeh Derhacobian

President and Chief Executive Officer

Adesto Technologies Corporation

1250 Borregas Avenue

Sunnyvale, CA 94089

(408) 400-0578

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark A. Leahy, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jorge del Calvo, Esq. Stanton D. Wong, Esq. Gabriella Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Draft Registration Statement No. 2 is being submitted solely for the purposes of submitting Exhibits 10.06 and 10.07 and amending the disclosures in Item 16 of Part II of the Draft Registration Statement. No changes or additions are being made hereby to the Prospectus constituting Part I of the Draft Registration Statement (not included herein) or to Items 13, 14, 15 or 17 of Part II of the Draft Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Prior to the closing of the offering that is the subject of this Registration Statement, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant for which indemnification is sought. Reference is also made to Section             of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and amended and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

In addition, Messrs. Andreev and Crandell are indemnified by their employers with regard to serving on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Amended and Restated Bylaws of the Registrant	3.04
Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant	4.02
Form of Indemnification Agreement	10.01

ITEM 15. Recent Sales of Unregistered Securities.

Since January 1, 2012, the Registrant has issued and sold the following securities:

1.	Between January 1, 2012 and May 14, 2015, the Registrant granted options to employees, consultants and directors to purchase an aggregate of 16,180,472 shares of common stock under its 2007 Equity Incentive Plan.

2.	Between January 1, 2012 and May 14, 2015, the Registrant issued 856,963 shares of common stock to its employees, directors and consultants upon exercise of options granted by it under its 2007 Equity Incentive Plan, with exercise prices ranging from $0.05 to $0.17 per share, for an aggregate purchase price of $45,630.25.

3.	In March 2012, the Registrant issued a warrant to purchase 2,857,143 shares of the Registrant’s Series C Preferred Stock to a foundry partner, with an exercise price of $0.70 per share, of which an aggregate of 2,142,858 shares were issued upon exercise in June and September 2012.

4.	In August 2012, the Registrant sold 14,736,837 shares of its Series D Preferred Stock to twelve accredited investors at a per share price of $0.95, for an aggregate purchase price of approximately $14,000,000.

5.	In September 2012, March 2013 and June 2013, the Registrant issued warrants to purchase an aggregate of 2,368,420 shares of the Registrant’s Series D Preferred Stock to a commercial lender, with an exercise price of $0.95 per share.

6.	Between January and February 2013, the Registrant issued convertible notes in an aggregate principal amount of $5,000,000 to twelve accredited investors.

7.	In August 2013, the Registrant sold 7,348,235 shares of its Series D-1 Preferred Stock to twelve accredited investors and 17,384,526 shares of its Series E Preferred Stock to ten accredited investors, in each case at a per share price of $0.7125, for an aggregate purchase price of approximately $19,735,000, which included the conversion in full of the convertible notes described in item 6 above.

8.	In October 2014, the Registrant issued a warrant to purchase 49,123 shares of the Registrant’s Series E Preferred Stock to a commercial lender, with an exercise price of $0.7125 per share.

9.	In April 2015, the Registrant issued a warrant to purchase 1,052,632 shares of the Registrant’s Series E Preferred Stock to a commercial lender, with an exercise price of $0.7125 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01*	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03*	Bylaws of the Registrant, as currently in effect.

3.04*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01**	Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant dated August 19, 2013.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement.

10.02**	2007 Equity Incentive Plan and form of option grant.

10.03*	2015 Equity Incentive Plan and forms of equity awards.

10.04*	2015 Employee Stock Purchase Plan

10.05**	Standard Industrial/Commercial Multi-Tenant Lease by and between the Registrant and DeGuigne Ventures, LLC dated May 3, 2011.

10.06†	Technology License Agreement, as amended, by and between the Registrant and Axon Technologies Corporation, dated January 15, 2007.

10.07†	Manufacturing Agreement by and between the Registrant and Altis Semiconductor dated September 28, 2012.

10.08**	Amended and Restated Employment Agreement, by and between the Registrant and Narbeh Derhacobian, dated August 16, 2013.

Exhibit Number	Exhibit Title

10.09**	Offer Letter, dated May 30, 2013, by and between the Registrant and Ron Shelton.

10.10**	Amended and Restated Offer of Employment, dated August 16, 2013, between the Registrant and Shane Hollmer.

10.11**	Credit Agreement, dated April 30, 2015, among the Registrant, Artemis Acquisition LLC and Opus Bank

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02*	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm.

24.01**	Power of Attorney (included on page II-5).

*	To be filed by amendment.
**	Previously submitted.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on                     .

ADESTO TECHNOLOGIES CORPORATION

By:
Narbeh Derhacobian President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Narbeh Derhacobian and Ron Shelton, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date

Principal Executive Officer:
Narbeh Derhacobian	President, Chief Executive Officer and Director

Principal Financial Officer and Principal Accounting Officer:
Ron Shelton	Chief Financial Officer

Additional Directors:
Alexei Andreev	Director

Nelson Chan	Director

Barry Cox	Chairman

Keith Crandell	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01*	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03*	Bylaws of the Registrant, as currently in effect.

3.04*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01**	Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant dated August 19, 2013.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement.

10.02**	2007 Equity Incentive Plan and form of option grant.

10.03*	2015 Equity Incentive Plan and forms of equity awards.

10.04*	2015 Employee Stock Purchase Plan.

10.05**	Standard Industrial/Commercial Multi-Tenant Lease by and between the Registrant and DeGuigne Ventures, LLC dated May 3, 2011.

10.06†	Technology License Agreement, as amended, by and between the Registrant and Axon Technologies Corporation, dated January 15, 2007.

10.07†	Manufacturing Agreement by and between the Registrant and Altis Semiconductor dated September 28, 2012.

10.08**	Amended and Restated Employment Agreement, by and between the Registrant and Narbeh Derhacobian dated August 16, 2013.

10.09**	Offer Letter, dated May 30, 2013, by and between the Registrant and Ron Shelton.

10.10**	Amended and Restated Offer of Employment, dated August 16, 2013, between the Registrant and Shane Hollmer.

10.11**	Credit Agreement, dated April 30, 2015, among the Registrant, Artemis Acquisition LLC and Opus Bank.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02*	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm.

24.01**	Power of Attorney (included on page II-5).

*	To be filed by amendment.
**	Previously submitted.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.